Preliminary Terms No. 139
Registration Statement No. 333-131266
Dated November 9, 2006
Rule 433

10% SPARQS® DUE DECEMBER 20, 2007
(Stock Participation Accreting Redemption Quarterly-pay Securities SM)
ISSUED BY MORGAN STANLEY

MANDATORILY EXCHANGEABLE
FOR THE COMMON STOCK OF

APPLE COMPUTER, INC.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Prospectus Supplement for SPARQS dated January 25, 2006
Prospectus dated January 25, 2006

MORGAN STANLEY

10% SPARQS due December 20, 2007
Mandatorily Exchangeable for the Common Stock of
Apple Computer, Inc.

Overview

Stock Participation Accreting Redemption Quarterly-pay SecuritiesSM

SPARQS are short-term yield-enhancement securities that provide enhanced current income with exposure to an underlying security. In exchange for current income, investors forgo upside potential above the yield to call.

How SPARQS Work

SPARQS pay a relatively high fixed quarterly coupon compared to the dividend yield of the underlying stock in exchange for a limit on the opportunity for appreciation. Regardless of the stated maturity, SPARQS are callable by the issuer at any time after the call date, typically 6 months from the issue date. If called, the SPARQS will return a stated annualized return, inclusive of any coupons previously paid and accrued to the Call Date. If not called, SPARQS will return a fixed number of shares of the underlying stock per SPARQS. SPARQS are not principal protected.

page 2 of 11	MORGAN STANLEY

10% SPARQS due December 20, 2007
Mandatorily Exchangeable for the Common Stock of
Apple Computer, Inc.

Fact Sheet

The SPARQS offered are senior unsecured obligations of Morgan Stanley, will pay 10% interest per year and will have the terms described in the prospectus supplement for SPARQS and the prospectus, as supplemented or modified by these preliminary terms. At maturity the SPARQS will pay a number of shares of Apple Computer, Inc. common stock, subject to the Issuer’s right to call the SPARQS for cash at any time beginning June 20, 2007. The SPARQS do not guarantee any return of principal at maturity.

Expected Key Dates

Expected Pricing Date: November , 2006	Expected Issue Date (Settlement Date): November , 2006 (5 trading days after the Pricing Date)	Maturity Date: December 20, 2007, subject to postponement due to a Market Disruption Event

Key Terms

Issuer: Morgan Stanley	Underlying Equity: Apple Computer, Inc. common stock (the “AAPL Stock”)	Interest: 10% per annum, payable quarterly beginning March 20, 2007

Issue Price:

AAPL Stock closing price on the Pricing Date, provided that the SPARQS will be issued at 100% of the Stated Principal Amount per SPARQS and the agent’s commissions will be 1.625% of the Stated Principal Amount per SPARQS; provided that the price to public and the agent's commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of SPARQS will be 99.75% of the Stated Principal Amount per SPARQS and 1.375% of the Stated Principal Amount per SPARQS, respectively, for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of SPARQS will be 99.625% of the Stated Principal Amount per SPARQS and 1.25% of the Stated Principal Amount per SPARQS, respectively, and for any single transaction to purchase $5,000,000 or more principal amount of SPARQS will be 99.50% of the Stated Principal Amount per SPARQS and 1.125% of the Stated Principal Amount per SPARQS, respectively. Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the SPARQS distributed by such dealers.

Stated Principal Amount (Par):	AAPL Stock closing price on the Pricing Date
Interest Payment Dates:	March 20, 2007, June 20, 2007, September 20, 2007 and the Maturity Date
Exchange at Maturity:	At maturity, unless previously called by the Issuer, each SPARQS will be exchanged into AAPL Stock at the Exchange Ratio
Exchange Ratio:

The initial exchange ratio will be 1.0, subject to adjustment for corporate events; however, if the Issuer determines to price the SPARQS at a fraction of the closing price of AAPL Stock, the initial exchange ratio will be adjusted so that it represents that fraction.

Issuer Call Right:

Beginning on June 20, 2007, the Issuer may call the SPARQS for a cash Call Price that, together with coupons paid from the Issue Date through the Call Date, implies an annualized rate of return on the Stated Principal Amount equal to the Yield to Call

Expected Yield to Call:	17-21% per annum on the Stated Principal Amount (actual yield to call to be determined on the Pricing Date). See “Hypothetical Call Price Calculations” beginning on page 7.
Call Notice Date:	If the Issuer calls the SPARQS, at least 10 but not more than 30 calendar days notice will be given before the Call Date specified in the notice
First Call Date:	June 20, 2007
Final Call Date:	December 10, 2007
Risk Factors:	Please see “Risk Factors” on page 10.

page 3 of 11	MORGAN STANLEY

10% SPARQS due December 20, 2007
Mandatorily Exchangeable for the Common Stock of
Apple Computer, Inc.

General Information

Listing:

Application will be made to list the SPARQS on the American Stock Exchange (“AMEX”) under the ticker symbol “APE”, subject to meeting the listing requirements. If accepted for listing, the SPARQS will begin trading the day after the Pricing Date.

CUSIP:	61748A247
Minimum Ticketing Size:	100 SPARQS
Tax Consideration:

The U.S. federal income tax consequences of an investment in the SPARQS are uncertain. There is no direct legal authority as to the proper tax treatment of the SPARQS, and the Issuer’s counsel has not rendered an opinion as to their proper characterization for U.S. federal income tax purposes. Pursuant to the terms of the SPARQS and subject to the discussion in the accompanying prospectus supplement for SPARQS under “United States Federal Taxation,” you agree with the Issuer to treat a SPARQS as a unit consisting of (i) a terminable forward contract and (ii) a deposit with the Issuer of a fixed amount of cash to secure your obligation under the terminable forward contract. Assuming the characterization of the SPARQS as set forth above is respected, a portion of the stated interest payments on the SPARQS will be treated as the Yield on the Deposit, and the remainder will be attributable to the Contract Fees, as described in the section of the accompanying prospectus supplement for SPARQS called “United States Federal Taxation — Tax Treatment of the SPARQS.” The Yield on the Deposit will be determined as of the pricing date and set forth in the applicable pricing supplement to the accompanying prospectus supplement for SPARQS.

Assuming the characterization of the SPARQS as set forth above is respected, the following U.S. federal income tax consequences would result. The portion of the stated interest payment on the SPARQS that is attributable to the deposit will be taxable to a U.S. Holder as ordinary interest income. The Issuer will treat the portion of the stated interest payment that is attributable to the terminable forward contract as ordinary income. Based on the tax treatment described above, upon sale, exchange or redemption of the SPARQS solely for cash, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount realized and the issue price. Upon physical settlement of the terminable forward contract at maturity, a U.S. Holder generally will not recognize any gain or loss with respect to the underlying equity received and will have a tax basis in the underlying equity received equal to the issue price.

Please read the discussion under “Risk Factors — Structure Specific Risk Factors” in these preliminary terms and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for SPARQS concerning the U.S. federal income tax consequences of investing in the SPARQS.

Notwithstanding the foregoing, any stated interest payments on the SPARQS made to non-U.S. holders (as defined in the accompanying prospectus supplement for SPARQS) will generally be withheld upon at a rate of 30%. See the section called “United States Federal Taxation — Tax Consequences to Non- U.S. Holders” in the accompanying prospectus supplement for SPARQS. Non-U.S. holders should also note that the discussion in the accompanying prospectus supplement for SPARQS does not address the tax consequences to non-U.S. holders for whom income or gain in respect of the SPARQS is effectively connected with a trade or business in the United States.

The Issuer does not render any advice on tax matters. This material is not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under U.S. federal tax laws. You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the SPARQS, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York (as successor Trustee to JPMorgan Chase Bank, N.A.)
Calculation Agent:	Morgan Stanley & Co. Incorporated
Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225 7000)

page 4 of 11	MORGAN STANLEY

10% SPARQS due December 20, 2007
Mandatorily Exchangeable for the Common Stock of
Apple Computer, Inc.

This offering summary represents a summary of the terms and conditions of the SPARQS. We encourage you to read the accompanying prospectus supplement for SPARQS and prospectus related to this offering.

page 5 of 11	MORGAN STANLEY

10% SPARQS due December 20, 2007
Mandatorily Exchangeable for the Common Stock of
Apple Computer, Inc.

Key Benefits / Key Risks /
Key Investment Rationale

Key Benefits		Key Investment Rationale

•	10% yield, which is higher than the current	You may be interested in the SPARQS if you are:
	dividend yield of 0% on AAPL Stock.	•	Seeking exposure to AAPL Stock but are willing to limit
•	A defensive, total return strategy linked to AAPL		your appreciation in exchange for a higher current
	Stock.		yield.
		•	A holder of AAPL Stock and, if, consistent with your
investment objectives, after taking into account the tax
considerations, may consider switching into a security
that provides an 10% yield while still retaining AAPL
Stock exposure, which is limited by the Call Price.
		•	Not concerned about principal risk.

Key Risks

•	No guaranteed return of principal.	Please carefully review all the “Risk
•	Your return on the SPARQS is limited by the Issuer’s call right.	Factors” on page 10
•	Secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.
•	If the SPARQS are accelerated, you may receive an amount worth substantially less than the principal amount of the SPARQS.
•	Apple Computer, Inc. is not involved with this offering in any way. The Issuer has not made any due diligence inquiry in connection with this offering.
•	The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect AAPL Stock.
•	The U.S. federal income tax consequences of an investment in the SPARQS are uncertain.
•	Credit Risk to Morgan Stanley whose credit rating is currently Aa3/A+.

page 6 of 11	MORGAN STANLEY

10% SPARQS due December 20, 2007
Mandatorily Exchangeable for the Common Stock of
Apple Computer, Inc.

Hypothetical Call Price Calculations

The following tables set forth sample values based on calculations of the Call Price for hypothetical Call Dates as indicated based on the following hypothetical terms:

•	Original Issue Date:	November 30, 2006

•	Interest Payment Dates:	March 20, 2007, June 20, 2007, September 20, 2007 and the Maturity Date

•	Yield to Call:	19% per annum (computed on the basis of a 360-day year of twelve 30-day months)

•	Stated Principal Amount:	$82.00 per SPARQS

•	Interest Rate:	10% per annum

•	Discount Factor:	1 / 1.19[x] , where x is the number of years from the Original Issue Date to and including the applicable payment date.

The Call Price with respect to any Call Date is an amount of cash per SPARQS such that the sum of the present values of all cash flows on each SPARQS to and including the Call Date (i.e., the Call Price and all of the interest payments and accrued interest on each SPARQS), discounted to the Original Issue Date at the applicable Discount Factor, equals the Stated Principal Amount. The Discount Factor is based on the hypothetical Yield to call rate of 19% per annum and the number of years (or fraction of a year) from the Original Issue Date to and including the applicable payment date.

Each of the Call Price and total amount received calculations below are based upon the hypothetical terms set forth above and the sample Call Dates as indicated. The actual amount you will receive if the Issuer calls the SPARQS will depend upon the actual terms of the SPARQS and the actual Call Date.

Call on June 20, 2007 (First Call Date)

Call Price received	$85.6533

Total amount received over the term of the SPARQS	$90.2089

Call on July 30, 2007 (random interim Call date)

Call Price received	$86.4139

Total amount received over the term of the SPARQS	$91.8806

Call on December 20, 2007 (Maturity Date)

Call Price received	$89.2458

Total amount received over the term of the SPARQS	$97.9014

The table on the following page sets forth a more detailed sample calculation of the Call Price for a hypothetical Call Date of June 20, 2007 based upon the hypothetical terms set forth above.

page 7 of 11	MORGAN STANLEY

10% SPARQS due December 20, 2007
Mandatorily Exchangeable for the Common Stock of
Apple Computer, Inc.

Hypothetical Call Price Calculation on the First Call Date (continued)

The Call Price in the hypothetical example shown below is determined as follows:

  The known cash flows on the SPARQS (i.e., the interest payments) are discounted to their present value on the Original Issue Date at the applicable Discount Factor. The sum of these present values equals the present value on the Original Issue Date of all of the interest payments payable on the SPARQS to and including the applicable Call Date.

    For example, the present value of all of the interest payments for the hypothetical Call Date of June 20, 2007 is $4.2371 ($2.3759 + $1.8612).

  Since the present value of all payments on the SPARQS to and including the Call Date (i.e., the Call Price and all of the interest payment on each SPARQS) must equal the Stated Principal Amount, the Issuer can determine the present value of the applicable Call Price by subtracting the sum of the present values of the interest payments from the Stated Principal Amount.

    For example, for the hypothetical Call Date of June 20, 2007, the present value of the Call Price is $77.7629 ($82.0000 - $4.2371).

  The Call Price is then derived by determining the amount that, when discounted to the Original Issue Date from the applicable Call Date at the applicable Discount Factor, equals the present value of the Call Price.

    For the hypothetical Call Date of June 20, 2007, the Call Price is therefore $85.6533, which is the amount that if paid on June 20, 2007 has a present value on the Original Issue Date of $77.7629, based on the applicable Discount Factor.

The Call Price calculated in the following table is based upon the hypothetical terms set forth above and the sample Call Date of June 20, 2007. The actual amount you will receive if the Issuer calls the SPARQS will depend upon the actual terms of the SPARQS and the actual Call Date.

Payment Date	Stated Principal Amount	Interest Payments Received	Accrued but Unpaid Interest Received on Call Date	Call Price Received[1]	Total Cash Received on Payment Date	Days from Original Issue Date[2]	Years from Original Issue Date (Days2 /360)	Discount Factor at Yield to Call[3]	Present Value at Original Issue Date of Call Received on Payment Date at Yield to Call

November 30, 2006	($82.00)					0	.00000	100.000%
March 20, 2007		$2.5056			$2.5056	110	.30556	94.824%	$2.3759
Call Date (June 20, 2007)			$2.0500		$2.0500	200	.55556	90.788%	$1.8612
Call Date (June 20, 2007)				$85.6533	$85.6533	200	.55556	90.788%	$77.7629
Total amount received on the Call Date: $87.7033								Total:	$82.0000
Total amount received over the term of the SPARQS: $90.2089

[1]	The Call Price of $85.6533 is the dollar amount that has a present value of $77.7629, which has been discounted to the Original Issue Date from the Call Date at the Yield to Call rate of 19% so that the sum of the present values of all of the interest payments on the SPARQS and the present value of the Call Price is equal to the Stated Principal Amount of $82.0000.
[2]	Based upon a 360-day year of twelve 30-day months.
[3]	Discount Factor = 1 / 1.19[x] , where x is years from Original Issue Date to and including the applicable payment date

page 8 of 11	MORGAN STANLEY

10% SPARQS due December 20, 2007
Mandatorily Exchangeable for the Common Stock of
Apple Computer, Inc.

Information about Apple Computer, Inc.

Apple Computer, Inc. designs, manufactures, and markets personal computers and related software, services, peripherals, and networking solutions. Apple Computer, Inc. also designs, develops, and markets a line of portable digital music players along with related accessories and services including the online distribution of third-party music, audio books, music videos, short films, and television shows. AAPL Stock is registered under the Exchange Act. Information provided to or filed with the Commission by Apple Computer, Inc. pursuant to the Exchange Act can be located by reference to Commission file number 000-10030 through the Commission’s website at http://www.sec.gov. In addition, information regarding Apple Computer, Inc. may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. See the section called “Underlying Company and Stock—Public Information” in the prospectus supplement for SPARQS.

These preliminary terms relate only to the SPARQS offered hereby and do not relate to AAPL Stock or other securities of Apple Computer, Inc. The Issuer has derived all disclosures contained in these preliminary terms regarding Apple Computer, Inc. from the publicly available documents described in the preceding paragraph. In connection with the offering of the SPARQS, neither the Issuer nor the Agent has participated in the preparation of such documents or made any due diligence inquiry with respect to Apple Computer, Inc. Neither the Issuer nor the Agent makes any representation that such publicly available documents or any other publicly available information regarding Apple Computer, Inc. is accurate or complete.

Neither the Issuer nor any of its affiliates makes any representation to you as to the performance of AAPL Stock.

Historical Information

The following graph presents the published high and low closing prices of AAPL Stock for 2003, 2004, 2005 and 2006 through November 8, 2006. The closing price of AAPL Stock on November 8, 2006 was $82.45. The Issuer obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. You should not take the historical prices of AAPL Stock as an indication of future performance.

	High	Low

(CUSIP 037833100)
2003
First Quarter	7.64	6.90
Second Quarter	9.65	6.56
Third Quarter	11.55	9.55
Fourth Quarter	12.41	9.85
2004
First Quarter	13.96	10.64
Second Quarter	16.85	12.89
Third Quarter	19.38	14.57
Fourth Quarter	34.22	19.15
2005
First Quarter	45.07	31.65
Second Quarter	43.74	34.13
Third Quarter	53.84	36.50
Fourth Quarter	74.98	49.25
2006
First Quarter	85.59	58.71
Second Quarter	71.89	56.02
Third Quarter	77.61	50.67
Fourth Quarter
(through November 8, 2006)	82.45	73.23

Historical prices with respect to AAPL Stock have been adjusted for a two-for-one stock split that was effected on February 28, 2005. Apple Computer, Inc. did not pay cash dividends in 2005, 2004 or 2003 on AAPL Stock. The Issuer makes no representation as to the amount of dividends, if any, that Apple Computer, Inc. will pay in the future. In any event, as an investor in the SPARQS, you will not be entitled to receive dividends, if any, that may be payable on AAPL Stock.

page 9 of 11	MORGAN STANLEY

10% SPARQS due December 20, 2007
Mandatorily Exchangeable for the Common Stock of
Apple Computer, Inc.

Risk Factors

The SPARQS are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the SPARQS. Accordingly, investors should consult their own financial and legal advisors as to the risks entailed by an investment in the SPARQS and the suitability of such SPARQS in light of an investor’s particular circumstances.

The following is a non-exhaustive list of certain key considerations for investors in the SPARQS. For a complete list of considerations and risk factors, please see the accompanying prospectus supplement for SPARQS and the accompanying prospectus.

Structure Specific Risk Factors

  No guaranteed return of principal. If at maturity the closing price of AAPL Stock has declined from the closing price on the day the SPARQS were priced for initial sale to the public, and the Issuer has not called the SPARQS, the payout at maturity will be less than the principal amount of the SPARQS.

  The return on the SPARQS is limited by the Issuer’s call right. The return you realize on the SPARQS is limited by the Issuer’s call right. The Issuer may call the SPARQS at any time beginning June 20, 2007, including at maturity, for the cash Call Price, which will be calculated based on the Call Date. The Call Price will be an amount of cash per SPARQS that, together with all of the interest paid on the SPARQS to and including the Call Date, gives you a yield to call of 17-21% per annum on the Stated Principal Amount of each SPARQS from and including the date of issuance to but excluding the Call Date. You should not expect to obtain a total yield (including interest payments) of more than 17-21% per annum on the Stated Principal Amount of the SPARQS to the Call Date.

  Market price influenced by many unpredictable factors. Several factors will influence the value of the SPARQS in the secondary market. It is expected that generally the trading price of AAPL Stock on any day will affect the value of the SPARQS more than any other single factor. However, because of the Issuer’s call right, the SPARQS may trade differently from AAPL Stock. Other factors that may influence the value of the SPARQS include: the volatility of AAPL Stock, geopolitical conditions andeconomic, financial, political, regulatory or judicial events, interest and yield rates, time remaining until the Issuer can call theSPARQS and until the SPARQS mature, the dividend rate on AAPL Stock, the Issuer’s creditworthiness and the occurrence ofcertain events affecting Apple Computer, Inc. that may or may not require an adjustment to the exchange ratio.

  Maturity date of the SPARQS may be accelerated. The maturity of the SPARQS will be accelerated if (i) the closing price of AAPL Stock on any two consecutive trading days is less than $2.00 or (ii) there is an event of default with respect to the SPARQS. The amount payable to you if the maturity of the SPARQS is accelerated will differ depending on the reason for the acceleration and may be substantially less than the principal amount of the SPARQS.

  No shareholder rights. Investing in SPARQS is not equivalent to investing in AAPL Stock. As an investor in the SPARQS, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to AAPL Stock.

  The SPARQS may become exchangeable into the common stock of companies other than Apple Computer, Inc.
  Following certain corporate events relating to AAPL Stock, you will receive at maturity either the common stock of threecompanies in the same industry group as Apple Computer, Inc. in lieu of, or in addition to, AAPL Stock or the common stock of asuccessor corporation to Apple Computer, Inc. The occurrence of such corporate events and the consequent adjustments maymaterially and adversely affect the market price of the SPARQS.

  Antidilution adjustments. Although the calculation agent will adjust the amount payable at maturity for certain corporate events affecting AAPL Stock, other corporate events may occur (such as partial tender or exchange offers) for which the calculation agent is not required to make any adjustments. If an event occurs that does not require the calculation agent to adjust the amount of AAPL Stock payable at maturity, the market price of the SPARQS may be materially and adversely affected.

  The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase SPARQS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the SPARQS, as well as the projected profit included in the cost of hedging the Issuer’s obligations under the SPARQS.

  The U.S. federal income tax consequences of an investment in the SPARQS are uncertain. There is no direct legal authority as to the proper tax treatment of the SPARQS, and the Issuer’s counsel has not rendered an opinion as to their proper characterization for U.S. federal income tax purposes.

  Please read the discussion under “Fact Sheet — General Information — Tax Consideration” in these preliminary terms and thediscussion under “United States Federal Taxation” in the accompanying prospectus supplement for SPARQS (together the “TaxDisclosure Sections”) concerning the U.S. federal income tax consequences of investing in the SPARQS. If the Internal RevenueService (the “IRS”) were successful in asserting an alternative characterization for the SPARQS, the timing and character of

page 10 of 11	MORGAN STANLEY

10% SPARQS due December 20, 2007
Mandatorily Exchangeable for the Common Stock of
Apple Computer, Inc.

income on the SPARQS might differ from the tax treatment described in the Tax Disclosure Sections. The Issuer does not plan to request a ruling from the IRS regarding the tax treatment of the SPARQS, and the IRS or a court may not agree with the tax treatment described in these preliminary terms and the prospectus supplement for SPARQS.

Other Risk Factors

  Secondary trading may be limited. There may be little or no secondary market for the SPARQS. The Issuer will apply to list the SPARQS on the American Stock Exchange or AMEX under the symbol “APE.” For a security to be listed on the AMEX, the AMEX requires, among other things, that there be 1 million units and 400 holders of such security. It is not possible to predict whether the SPARQS will meet the requirements for listing or trade in the secondary market and we do not expect to announce whether or not the SPARQS will meet those requirements prior to the pricing of the SPARQS. In addition, the SPARQS could be delisted under certain circumstances, such as the delisting of the underlying stock. Because it is not possible to predict whether the market for the SPARQS will be liquid or illiquid, you should be willing to hold your SPARQS to maturity.

  No affiliation with Apple Computer, Inc. Apple Computer, Inc. is not an affiliate of ours, is not involved with this offering in any way, and has no obligation to consider your interests in taking any corporate actions that might affect the value of the SPARQS. The Issuer has not made any due diligence inquiry with respect to Apple Computer, Inc. in connection with this offering.

  Potential adverse economic interest of the calculation agent. The economic interest of the calculation agent and other affiliates of ours that will carry out hedging activities related to the SPARQS or that trade AAPL Stock on a regular basis are potentially adverse to your interests as an investor in the SPARQS. The hedging or trading activities of the Issuer’s affiliates on or prior to the pricing date and on the valuation dates could adversely affect the price of AAPL Stock on the pricing date and at maturity and, as a result, could decrease the value of the payment you receive on the SPARQS at maturity. Any of these hedging or trading activities on or prior to the day the Issuer prices the SPARQS for initial sale to the public could potentially affect the price of AAPL Stock and, accordingly, potentially increase the issue price of the SPARQS and, therefore, the price at which AAPL Stock must close before you would receive at maturity an amount of AAPL Stock worth as much as or more than the principal amount of the SPARQS. Additionally, such hedging or trading activities during the term of the SPARQS could potentially affect the price of AAPL Stock at maturity and, accordingly, if the Issuer has not called the SPARQS, the value of AAPL Stock or in certain circumstances cash, you will receive at maturity, including upon an acceleration event.

  Morgan Stanley may engage in business with or involving Apple Computer, Inc. without regard to your interests.
  The Issuer or its affiliates may presently or from time to time engage in business with Apple Computer, Inc. without regard toyour interests, and thus may acquire non-public information about Apple Computer, Inc. Neither the Issuer nor any of itsaffiliates undertakes to disclose any such information to you. In addition, the Issuer or its affiliates from time to time havepublished and in the future may publish research reports with respect to Apple Computer, Inc., which may or may notrecommend that investors buy or hold AAPL Stock.

page 11 of 11	MORGAN STANLEY